

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 15, 2008

via U.S. mail and facsimile

Barb Bontrager
Chief Financial Officer
United Wisconsin Grain Producers, LLC
W1231 Tessmann Drive
Friesland, Wisconsin 53935-0247

> **Re:** **United Wisconsin Grain Producers, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 000-50733**

Dear Ms. Bontrager:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Terence O'Brien
          Accounting Branch Chief